Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-165388 on Form S-1 of our report dated March 10, 2010, relating to the consolidated financial statements of Advanced Life Sciences Holdings, Inc. (the “Company”) (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to uncertainty about the Company’s ability to continue as a going concern and that the Company is in the development stage) included in the Annual Report on Form 10-K of the Company for the year ended December 31, 2009, and to the use of our report dated March 10, 2010, appearing in the Prospectus which is part of this Registration Statement.  We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Chicago, Illinois

May 10, 2010